Exhibit 17.2

Acting Management Team’s Response to Dr. Bob Froehlich’s Resignation Letter

Current management which has been in acting capacity is regretfully disappointed in Dr. Bob Froehlich resignation in his capacity to First Capital Investment Corp as we also respect his decision for as listed. As the current management team transitions to a permanent team, we understood the direction of the incoming team could impact the composite of the leadership for First Capital Investment Corp.

Below are points of mention that should add clarity and be informative as to management decisions and the interaction with the parties involved in the decision-making practices for First Capital Investment Corp.

•	All the investments that were introduced by management at the time, were presented to the investment committee with recommendations to the board regarding those investments.

•	In the current loan portfolio, management at that time presented extension terms to the board for a number of these investments that mitigates some of the items referenced by the former board member, which were approved in the last several months by the board.

•	Acting management had been seeking a permanent management. Recently, a new proposed team that includes a member with executive management experience in the ‘40 act space, specific to Business Development Companies.

•	The board and management retained an investment banker and the advice provided for Business Development Companies was to run a focused strategy versus diversified. The onboarding management team has a healthcare sector focus, which the acting management team is in support of.

We respect Dr. Bob Froehlich’s position in his resignation and are deeply appreciative of his shareholder position. We believe the solution to a permanent management team and adjusting to current conditions is a sector focused Business Development Company which facilitates that composite.

Sincerely,

Acting FCIC Management Team

CONFIRMATION:

I agreed to and accepted all the information mentioned in this confirmation. Any exceptions are listed below:

[Signature]	[Date]